

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2007

via U.S. mail and facsimile
Dr. Tim Sun
President
Geopulse Exploration Inc.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada, V6E2E9

      Re: Geopulse Exploration Inc.
             Amendment No. 5 to Registration Statement on
             Form SB-2
             Filed July 13, 2007
             File No. 333-137519

Dear Dr. Sun:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 27

1.   Please revise your results of operations to include changes in financial condition and results of operations for each of the last two fiscal years. In addition, please provide a comparable discussion for material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year. Refer to Item 303(b) of Regulation SB. Please also update your Plan of Operations for activities that occurred during the summer. We note, for example, your statement that you plan to commence

Dr. Tim Sun
Geopulse Exploration Inc.
August 10, 2007
Page 2

> exploration on the CATH I 1 claim in the spring of 2007, and that you intend to commence the phase two program in the summer or fall of 2007.

Financial Statements-April 30, 2007, page 44

2.	We note that you have updated your report to include interim financial statements as of and for the period ending April 30, 2007. Please revise your filing to include your statement of operations and statement of cash flows for the comparable period of the preceding fiscal year. Refer to Item 310(b) of Regulation SB.

Note 2 – Summary of Significant Accounting Policies

Mineral Interests, page 49

3.	We note your accounting policy regarding mineral interest acquisition costs which we have addressed with you in previous comments. Please contact us at your earliest convenience to discuss.

Closing Comments

As appropriate, amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551- 3683 with any questions on the accounting comments. You may contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       D. Levy
       T. Levenberg
       J. Davis